Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
QAD, Inc.:
We consent to the use of reports dated April 14, 2009, with respect to the consolidated balance sheets of QAD, Inc. and subsidiaries as of January 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2009, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 31, 2009, incorporated herein by reference.
Our report dated April 14, 2009, refers to accounting changes upon the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on February 1, 2007.
/s/ KPMG LLP
Los Angeles, California
June 19, 2009